Item 77C

BUILDERS FIXED INCOME FUND, INC.

Submission of Matters to a Vote of Security Holders
Held on June 22, 2006

(a)	Special Meeting held on June 22, 2006.

(b)	List names of each directors.

-	The Nominees are: Terry Nelson, John W. Stewart, Joseph A. Montanaro, Dennis F. Penkalski, Bobby Yeggy and John M. Jarger.
-	The Current Directors are: Terry Nelson, John W. Stewart, Joseph A. Montanaro, Dennis F. Penkalski and Bobby Yeggy

(c1)
To elect six (6) directors, each of whom will serve until his successors are elected or qualified. The Nominees are: Terry Nelson, John W. Stewart, Joseph A. Montanaro, Dennis F. Penkalski, Bobby Yeggy and John M. Jarger.

Shares
For	12,195,537.06
Against	0

(c2)	To ratify the selection of Deloitte & Touche to serve as the Fund’s Independent Registered Public Accounting Firm.

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For	12,195,537.06
Against	0